# Andes Capital Group, LLC

-----

**Annual Audit Report**
**For the Year Ended**
**December 31, 2021**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-67202 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Andes Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 W. Wacker Drive, Suite 610
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Spears (Name) 312-376-4505 (Area Code – Telephone Number) cspears@andescap.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) California (State) 91324 (Zip Code)

10/16/2018 (Date of Registration with PCAOB)(if applicable) 6517 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, Curtis Spears, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Andes Capital Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President/CEO/CCO

See Attached
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 14 (*Date*) day of February (*Month*), 20 22 (*Year*), by

(1) Curtis Spears

(and (2) __________ ),

*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ALEJANDRO DE LA ROSA
Notary Public - California
Los Angeles County
Commission # 2358382
My Comm. Expires May 20, 2025

Signature [signature]

*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** Annual Reports Form X-17A-5 Part III **Document Date:** ________

**Number of Pages:** 2 **Signer(s) Other Than Named Above:** ________

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Andes Capital Group, LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2022

Andes Capital Group, LLC
Statement of Financial Condition
December 31, 2021

| ASSETS | | 2021 |
|---|---|---|
| Cash and cash equivalents | $ | 86,407 |
| Commission receivable | | 17,669 |
| **TOTAL ASSETS** | $ | 104,076 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **LIABILITIES:** | | |
| Accounts Payable | $ | 15,804 |
| **Total liabilities** | | 15,804 |
| **MEMBERS' EQUITY** | | 88,272 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 104,076 |

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Income
For the Year Ended December 31, 2021

| | | 2021 |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 797,884 |
| Consulting fees | | 294,743 |
| PPP Loan Forgiveness | | 5,358 |
| Total revenues | | 1,097,985 |
| | | |
| **Expenses:** | | |
| Outside services | | 792,902 |
| Advertising | | 160 |
| Bad Debts | | 31,500 |
| Guaranteed Payments to Partners | | 72,976 |
| Meals | | 13,365 |
| Office expense | | 15,483 |
| Professional fees | | 98,744 |
| Rent | | 15,000 |
| Other | | 16,732 |
| Taxes | | 810 |
| Telephone | | 5,937 |
| Travel | | 26,060 |
| Total expenses | | 1,089,669 |
| Net Income | $ | 8,316 |

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

| | | 2021 |
|---|---|---|
| Members' equity at December 31, 2020 | $ | 86,215 |
| Members Distribution | | (6,259) |
| Net Income | | 8,316 |
| Members' equity at December 31, 2021 | $ | 88,272 |

The accompanying notes are an integral part of these financial statements.

Andes Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

| | | 2021 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | $ | 8,316 |
| Adjustments to Reconcile net income to net cash provided by Operating activities: | | |
| PPP Loan Forgiveness | | (5,358) |
| (Increase) decrease in: | | |
| Commissions receivable | | (12,138) |
| Loan receivable | | 31,500 |
| Increase (decrease) in: | | |
| Accounts payable | | 8,698 |
| Net cash provided by operating activities | | 31,018 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| **CASH FLOWS FROM FINANCING ACTIVITES:** | | |
| Capital Distribution | | (6,259) |
| Net cash used by financing activities | | (6,259) |
| **NET INCREASE IN CASH** | | 24,759 |
| **CASH AND CASH EQUIVALENTS, beginning of year** | | 61,648 |
| **CASH AND CASH EQUIVALENTS, end of year** | $ | 86,407 |
| **SUPPLEMENTAL DISCLOSURE;** | | |
| Interest Paid | $ | 1,340 |
| Taxes Paid | $ | 810 |

Supplemental disclosures of non-cash transactions:

The Company received a $5,358 Paycheck Protection Program loan in the prior year that was forgiven during the current year. The Company wrote off a $31,500 Loan receivable from a former employee as bad debt expense

The accompanying notes are an integral part of these financial statements.

**Andes Capital Group, LLC**
**Notes to Financial Statements**
**December 31, 2021**

## Note 1- Summary of Significant Accounting Policies

### Organization and Nature of Operations

Andes Capital Group, LLC (The "Company") is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The company is a member of The Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting or selling group participant, distribution and trading of municipal bonds; sales, trading and underwriting or selling group participant of taxable fixed income and private placements.

### Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. For the purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents,

### Leases

The Company leases its office space under a month-to-month agreement. This agreement is not subject to FASB ASC 842, leases. The company records rent expenses monthly as billed.

### Advertising

Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $160 for the year ended December 31, 2021.

### Income Taxes

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their respective individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax

**Note 1- Summary of Significant Accounting Policies (Continued)**

**Income Taxes (Continue)**

return, only when it is determined that the income tax position will more likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2021.

**Revenue Recognition**

Revenue represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Company. There are two material revenue streams: securities trading and private placements. Trading revenue is recognized on trade date. Private placement revenue is recognized on the closing date of the transaction. During 2021, the Company only conducted private placement and related consulting.

**Commissions and other accounts receivables**

Receivables are stated at the amount the Company expects to collect on contracts. The Company provides a reserve against its receivables based upon potential uncollectible accounts, aged receivables, historical losses, and customers' creditworthiness. Should a customer's account become past due, the Company generally will place a hold on the account and discontinue further services provided to that customer, minimizing further risk of loss. The Company also provides a reserve for unrecoverable costs for potential non-billable amounts on contracts included in commissions receivable, but at this time management does not believe such a reserve is necessary.

**Note 2 - Members' Equity**

The Company is governed by the terms and conditions of the Limited Liability Company Agreement (The "Agreement") dated August 27, 2018. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon any of the following events: (i) Upon the written action of Members holding not less than 66-2/3% of all outstanding Units, (ii) upon the issuance of a final and non-appealable judicial decree of dissolution; (iii) upon a sale consisting of a sale or other disposition of all or substantially all of the assets of the Company.

Members – The Company is composed of four members with no class distinction.

**Note 3 - Fair Value Financial Instrument**

The Company's financial instruments are cash and cash equivalents, unbilled commissions receivable and accounts payable for which recorded values approximate fair values based on their short-term nature.

**Note 4 - Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2021, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2021, the Company had net capital of $70,603, which was $65,603 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.22 to 1 at December 31, 2021.

**Note 5- Operating Lease**

On August 28, 2014, the Company entered into a lease agreement for its operating facility under a month-to-month lease. The lease requires monthly lease payment of $1,250. At December 31, 2021, rent expense for this lease totaled $15,000.

**Note 6- Commitments and Contingencies**

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a substantial period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

**Note 7 – Major Customers**

Revenues from institutional clients in excess of 10 percent of total revenues and reimbursable expenses income are as follows:

Customer 1: $399,298 Customer 2: $286,200 Customer 3: $117,944

**Note 8 – Paycheck Protection Program Loan**

On August 7, 2020, the Company received $5,358 funding for a CARES act Payroll Protection Program Loan. Terms of the loan are 360 days, 0.98% interest rate, with a 10 month deferral of payments after covered period. The entire principal of $5,358 was forgiven by Small Business Administration on August 6, 2021

**Note 9 - Subsequent Events**

The Company's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

## Note 10 – Recently Issued Accounting Pronouncements

The Financial Accounting Standard Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standard Updates ("ASU's")

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluated the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 11 – Collaborative Arrangement

The Company has a commission sharing agreement with another FINRA broker dealer. From time-to-time the company may refer certain customers to the broker dealer who will make available its execution, clearing and other services relating to transition management. Unless otherwise agreed to, the commissions are shared equally between the two parties.

**Andes Capital Group, LLC**
**Schedule I – Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2021**

| | | |
|---|---|---|
| Members' Equity | $88,272 | |
| **Total Members' Equity** | | $88,272 |
| Less: Non allowable assets | | |
| Commission Receivable | (17,669) | |
| **Total non-allowable assets** | | (17,669) |
| **Net Capital** | | $70,603 |
| **Computation of Net Capital Requirements** | | |
| Minimum net capital requirement | | |
| 6 2/3 percent of net aggregate indebtedness | $1,053 | |
| Minimum dollar net capital required | $5,000 | |
| Net capital required (greater of above) | | - $5,000 |
| **Excess net capital** | | $65,603 |
| Aggregate Indebtedness | | $15,804 |
| Ratio of aggregated indebtedness to net capital | | 0.22:1 |

Note: There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2021.

See report of independent registered public accounting firm

**Andes Capital Group, LLC**
**Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession of Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2021**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.15c-3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and direct subscription-way sale of securities. The company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 1 5c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

**Andes Capital Group, LLC**
**Report on Exemption Provisions**
**Pursuant to 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2021**

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Andes Capital Group, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Andes Capital Group, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Andes Capital Group, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Andes Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andes Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2022

Andes Capital GROUP

**Exemption Report**
**For the Year Ended December 31, 2021**

Andes Capital Group, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) direct subscription-way sale of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Andes Capital Group, LLC

I, Curtis Spears, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Curtis Spears
Title: President/CEO

# Andes Capital Group, LLC
# Report on the SIPC Annual Assessment
# Pursuant to Rule 17a-5(e)4
# For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

To Those Charged with Governance and the Members of Andes Capital Group, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Andes Capital Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Andes Capital Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the most recently filed Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in the most recently filed Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in the most recently filed Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in the most recently filed Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the most recently filed Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Andes Capital Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Andes Capital Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2022

**Andes Capital Group, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2021**

| | | Amount |
|---|---|---|
| **Total assessment** | $ | 1,639 |
| SIPC-6 general assessment<br>Payment made on August 3, 2021 | | (877) |
| SIPC-7 general assessment<br>Payment made on February 25, 2022 | | (775) |
| **Total assessment balance**<br>**(overpayment carried forward)** | $ | (13) |